4/9

07022849

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint-Stock Company Chelyabinsk Zinc Plant

*CURRENT ADDRESS 454008, Chelyabinsk, Sverdlovsky trakt 24
Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 6 2007
THOMSON
FINANCIAL

FILE NO. 82- 35078 FISCAL YEAR 10/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 4/16/07

OPEN JOINT-STOCK COMPANY
CHELYABINSK ZINC PLANT

082-35078

Provisionally adopted
by the Board of Directors
of Open Joint-Stock Company
Chelyabinsk Zinc Plant
(Minutes of the Board of Directors meeting
of JSC CZP dated March 20, 2006)

AR/S
10-31-05

2005
Annual Report

CEO V.V. Geikhman

Chief Accountant V.V. Krokhalev-Lyalin

Chelyabinsk, 2006

Table of Contents

Address

by A.A. Fedorov, Chairman of the Board of Directors,

V.V. Geikhman, Chairman of the Management Board

Dear shareholders, colleagues, and partners!

JSC Chelyabinsk Zinc Plant achieved good results for the year 2005 in all major areas of operations.

Despite a shortage of zinc concentrate – our raw material – on domestic and international markets, and a consequent reduction in production levels, the plant was able to maintain its secure financial position. Given the above, production levels and profits – the primary indicators of a company's operations – were higher compared to the results of CZP for 2004.

These positive results were achieved, firstly, thanks to changes in world markets, leading to a rise in zinc prices on the London Metals Exchange, and secondly, because of the high professional standards of the Board of Directors and management of the plant.

In the year just passed CZP completed the final stages of implementing a Quality Management System with respect to the production and supply of zinc and zinc alloys, and following a verification audit by the international body TUV CERT (Germany) CZP received a certificate of compliance with the EN ISO 9001:2000 standard.

The Company's commercial priorities continued to focus on the domestic market, where more than 70 percent of metal production was sold. Major buyers, as in previous years, continue to be Magnitogorsk Iron and Steel Works, Severstal (Cherepovets), and Novolipetsk Steel.

An important area in the strategic development of the Company was the rigorous observance of modern standards of social responsibility and partnership between business, employees and society. The board of directors and executive management of the plant gave effect to principles of transparency in regard to financial and tax arrangements.

In 2005 CZP continued to give priority in its social policies to health programs; social support for plant workers and pensioners; personnel training and development; the housing program; development of private sector (supplementary) pension schemes; sport and fitness; and charity work.

The Company's projected development plans call for increasing output to full potential. Such levels cannot be achieved without carrying out investment projects. A decision was taken by CZP at a meeting of the Board of Directors to invest more than $16 million in the completion of the 5th Waelz kiln system in 2006. Completion of this project is currently a priority task. The new kiln system will reduce the plant's dependence on deliveries of on-spec zinc concentrates and will allow it to recycle secondary material containing zinc. Commissioning is scheduled for 2007.

The principal objective of the operations of the Chelyabinsk Zinc Plant in 2006 will be the production and supply to consumers of a consistently high-quality product while continually reducing adverse impacts on the environment.

One of the most important areas of plant operations will be the development, creation and implementation of an Integrated Management System in accordance with international ISO 9001:2000 and 14001:2004 standards.

We have the utmost faith that in 2006 the staff of the plant, shareholders and partners will do everything in their power to ensure that the proposed strategic decisions are brought to fruition.

Alexander A. Fedorov
Chairman of the Board of Directors
JSC Chelyabinsk Zinc Plant

Vsevolod V. Geikhman
CEO and Chairman of the Management Board
JSC Chelyabinsk Zinc Plant

1. THE COMPANY'S PLACE IN THE INDUSTRY

1.1. The state of the world zinc market

In 2005 world zinc production amounted to 10.2 million MT, while consumption was around 10.7 million MT.

Zinc metal is used worldwide primarily (more than 65%) as a protective coating on metal structures employing the well-known method of galvanization.

In second place with 20% of the market is the use of zinc in alloys for die-casting as well as non-ferrous mill products for various sectors of the machine-building industry.

The use of zinc as an oxide filling agent for automobile tires and fabricated rubber products accounts for about 10% of world consumption.

When demand overtook supply this led to a fall in zinc stocks on the London Metals Exchange, and together with exacerbating the shortage in production of zinc concentrate it brought about a rise in zinc prices in 2005 of 53%.

Global analysts note that we will continue to see a shortage in zinc concentrate for at least another two years. So there is nothing to support the argument that zinc prices are set to fall.

An increase in zinc metal output of 3.5% is expected in 2006, primarily due to expansion in China and India.

China continues to be a leading "player" on the zinc market, keeping demand for both concentrate and metal high in world markets.

1.2. CZP's place in the market

Despite a clear shortage of raw material, the Chelyabinsk Zinc Plant produced 117,000 MT of zinc in 2005, and remains Russia's largest producer with over 70% of the domestic market.

The high quality of the alloys produced by CZP provides the major competitive advantage of the plant over other Russian producers.

At the end of 2004 the London Metals Exchange certified the zinc produced by CZP as complying with world standards, and registered the new CZP SHG brand as an official trade mark of the Chelyabinsk Zinc Plant.

In 2005 four new types of alloys were created for conventional and continuous hot galvanizing to meet the new requirements of Russian producers of galvanized flat products.

In 2005 CZP received a TUV NORD Certificate testifying that the zinc and zinc alloys produced by CZP meet the standards of EN ISO 9001 : 2000.

CZP is a player in world metals markets through deliveries of its CZP SHG brand zinc and zinc alloy to European customers. Sales in 2005 amounted to more than 25,000 MT.

1.3. Product range

Zinc alloys based on SHG brand zinc account for 95% of the overall metal production program of CZP.

High-grade 99.995 fine zinc provides the basis for the production of a range of alloys for galvanizing, in which the added components include aluminum, nickel, lead, antimony, or copper.

For the galvanizing line at Severgal, which was put into production in December 2005, we specially produce blocks of 2 MT each. Alloys can be produced in blocks of 0.5 MT, or one- or two-tonne blocks at the request of customers.

The plant is continually developing production technologies for alloys with new specifications for composition and form to suit customers.

In addition to zinc and zinc alloys CZP also produces cadmium, indium, and sulfuric acid. A range of products obtained as middlings, such as lead and copper cake and copper clinker, are supplied to particular non-ferrous metal plants in Russia and the CIS.

1.4. Domestic market for raw materials for zinc production

CZP purchases zinc concentrate from nearby regions (Bashkiria, Chelyabinsk and Orenburg Oblasts). The total volume amounts to approximately 60,000 MT of zinc concentrate.

Russian producers and suppliers of concentrate in 2005

Table 1

(MT zinc concentrate)

Item No.	Name	Supply of zinc concentrate to CZP
1.	Ormet, Russian Copper Company	18,021.8
2.	Alexandrinskaya Mining Company, Russian Copper Company	5,995.8
3.	Uchalinsky Mining and Processing Complex, Urals Mining Company	21,585.8
4.	Sibaisky Branch of Uchalinsky Mining and Processing Complex, Urals Mining Company	1,706.4
5.	Gai Mining Company Urals Mining Company	8,515
6.	Bashkiria Shaft Sinking Agency INPEC Group of companies	3,150.1
	TOTAL	58,974.9

In 2005 the process consumed more than 22,000 MT of zinc in the form of hard zinc, oxides, used zinc catalyzers, and products recovered from the zinc smelting process.

1.5. Relations with major customers and the future of the zinc industry in Russia

In 2005 Russia produced 210,000 MT of zinc and zinc alloys. Domestic consumption rose in comparison to 2004 by 10,000 MT and came close to 160,000 MT. This includes consumption by Russian companies of approximately 8,000 MT of zinc from Kazakahstan, Uzbekistan and the State Reserve of Russia.

The major customers for CZP zinc and zinc alloys in Russia in 2005 and their respective share are:

Table 2

Item No.	Plant	% of sales
1	2	3
1.	Magnitogorsk Iron and Steel Works	33.44
1	2	3
2.	Severstal and Severgal	25.89
3.	Novolipetsk Steel	25.17
4.	Other Russian users of zinc and zinc alloys	15.48

Changes in domestic consumption of zinc point to the fact that increases are primarily the result of expansion of capacity at steel plants producing galvanized sheet.

Over the last 3 years there have been 5 new workshops built in Russia for the conventional galvanizing of metal structures.

There has been gradual growth in the consumption of zinc in the form of non-ferrous mill products in the power engineering industry.

A study commissioned by CZP from the Center for Development of Zinc, which has been in existence now for 5 years, shows a steady growth in the use of zinc as a unique material in various facets of human endeavor, from health and safety to the creation of a comfortable infrastructure and environmental protection.

Further to the Russian government's announced plans for the development of housing construction, utilities infrastructure, and automobile manufacture, there are good prospects for the growth of the zinc industry in Russia.

2. COMPANY GROWTH

2.1. Principal production and commercial operations of CZP:

In accordance with the Charter of CZP the plant produces zinc, cadmium, and indium metal, and purchases, sells and processes zinc concentrates, semi-finished products, recycled materials and waste containing non-ferrous metals.

Output of principal production

Table 3

	2001	2002	2003	2004	2005 (by quarter)				2005
Zinc blocks, '000 MT	155.5	165.8	177.3	152.0	27.4	25.4	27.0	36.6	116.4
Indium, kg	8 656	6 982	6 572	3 603	795	722	902	1 203	3 622
Cadmium, MT	471	434	486.7	372.3	83.0	99.6	114	121.1	417.7
Sulfuric acid, '000 MT	287.6	300.0	311.2	249.4	40.2	33.9	31.4	51.6	157.1

The major reasons for the fall in zinc output in 2005 were a shortage and rise in price of raw material (zinc concentrates).

Export sales (including tolling)

Table 4

Product	2003	2004	2005	
			тонны	% of total export sales / tolling
1	2	3	4	5
Zinc blocks, MT	47,691	54,138	28,472	54.0
1	2	3	4	5
Indium, MT	4.827	4.456	3.759	97.1
Cadmium, MT	139	110	197.3	47.4

Sales of goods and products by category

Table 5

	Revenues from sale of finished product, total ('000 rubles)	Revenues from sale of zinc ('000 rubles)	Revenues from export sales and tolling* ('000 rubles)	
			% export	% tolling
2003	4,087,466	3,829,295	675 857	
			12.8	4.8

2004	4,003,975	3,602,752	780 766	
			13.2	8.4
2005	4,597,020	4,172,008	837 800	
			17.6	2.5

* - Revenues from export sales and tolling are included in aggregate revenues from the sale of zinc.

Commercial production performance for 2005

Table 6

	Projected	**Actual**	**± 2005/2004**	**2005/2004, %**
Zinc blocks, MT	96,512	105,231	(-) 34,520	75.3
Zinc vitriol, MT	1,850	2,373	(-) 44.8	98.1
Sulfuric acid, '000 MT	142.9	155.6	(-) 92.4	62.7
Cadmium, MT	329	418	(+) 45.7	112.2
Indium, kg	3,608	3,622	(+) 19	100.5
Lead cake, MT	2,425	2 739.1	(+) 248.7	110.0
Clinker, '000 MT	68.4	74.3	(+) 2.0	102.8
Processed cake, MT	114,000	114,424	(-) 3,147	97.3

All projections for commercial production were met in 2005.

2.2. Staff numbers and wages

The average number of Company employees fell by 25 people in 2005 and amounted to 1,588 as of January 1, 2006. This fall in the number of employees was related to a scheduled reduction in output in 2005, as well as a reorganization of the automotive section of the transport workshop.

Changes in average staff numbers

Table 7

	2002	2003	2004	2005	Results for 2005 / 2004	
					Numbers	Index
	2	3	4	5	6	7
TOTAL including:	1 845	1 677	1 613	1 588	- 25	0.98
a) blue collar б) white colar	1 469 379	1 310 367	1 252 361	1 244 344	- 8 - 17	0.99 0.95
NPP	0	0	0	0		

Wage costs, including deductions to extra-budgetary funds in 2005, amounted to 287.6 million rubles. Actual wage payments amounted to 229.9 million rubles, an increase of 24.3 million rules, or 12%, over 2004 figures.

Social payments

Table 8

Item No.	Index	For 2003	For the previous period (2004)	For the reporting period (2005)
1	2	3	4	5
1.	Deductions to social needs,	70 352	62 806	58 338
1.1.	including: Social Insurance Fund, ('000 rubles)	7 201	6 616	6 420

1.2.	Pension Fund, ('000 rubles)	51 096	47 050	40 510
1.3.	mandatory Health Insurance Fund, ('000 rubles)	6 522	6 018	5 640
1.4.	Employment Fund ('000 rubles)	-	-	-
1.5.	Accident insurance ('000 rubles)	5 533	3 122	5 768
2.	Average wage of employees (rubles)	10 806	10 534	11 990

The average wage of employees of the Company in 2005 amounted to 11,990 rubles, including 9,863 rubles for blue collar workers, which amounts to an increase of 14% and 17%, respectively, over the previous year.

All wage payments during the year were made on time. The Company's steady financial and commercial position allowed the plant to pay wages every 10 days.

2.3. The Company's financial position

Throughout 2005 CZP had no arrears in respect of wage payments to staff, tax and levy payments to various levels of government and extra-budgetary funds, or repayments for bank loans.

Accounts were paid within 90 days, and most payments were by way of cash transfers.

Bank loans

The only loan that had an impact on the finances of the Company was, as before, the investment loan from the European Bank for Reconstruction and Development for a total amount of US$27 million, of which around US$6 million (including interest) was repaid in 2005. The amount outstanding on this loan as of January 1, 2006 was US$9.375 million. The term of the loan is March 2008.

The Company has discharged all of its obligations under this loan in full and in timely manner.

Cash funds (all figures include VAT)

Incoming

In 2005 incoming funds (5,515,129,000 rubles) increased in comparison to 2004 (4,757,604,000 rubles) by 1.16 times due to the rise in zinc prices and growth in sales of principal and secondary production (sulfuric acid).

Outgoing

In 2005 outgoing funds in all areas of operations increased in comparison to 2004 by 27%, primarily as a result of an increased proportion of payments by cash funds (1.3 times).

The majority of settlements by cash funds related to payments for the following items (compared to 2004):

- raw materials: an increase of 61% (rise in prices for raw materials, rise in transport costs, stockpiling of raw materials);

- energy: decrease of 13 % (reduction in output);

- employee wages: increase of 9 %;

- taxes and levies and payments to extra-budgetary funds: decrease of 15 %;

- administration costs: increase of 1 %,

- maintenance and repairs: increase of 26 % (increase in the amount of repairs, rise in prices for materials, spare parts, and services);

- production materials: increase of 56 %;

- social expenditures: increase of 40%;
- investment costs: decrease of 22 %.

FINANCIAL POSITION (all figures include VAT)

Current assets

Current assets grew in 2005 from 1,393,387,000 rubles to 2,321,212,000 rubles (in a USD equivalent from USD50,214,000 to USD80,647,000).

Cash funds and equivalent

Cash funds and equivalent were received uniformly in 2005.

Merchantable goods

In 2005 the balance of merchantable goods increased from 457,133,000 rubles to 1,144,594,000 rubles, primarily as a result of an increase in the balance of raw materials.

Prepaid expenditures

Prepaid expenditures increased from 110,831,000 rubles to 147,105,000 rubles as a result of an increase in accounts receivable on advance payments (items: customs expenditures, raw materials, energy).

Debt

Total Company debt increased from 797,455,000 rubles to 1,274,446,000 rubles at the end of the year (in a USD equivalent from USD28,737,000 to USD4,278,000, respectively). The change in the Company's debt position was due, primarily, to an increase in accounts payable to suppliers of raw materials.

The following factors had the greatest material impact on the Company's financial position in 2005:

Positive:	Negative:
1. Increased demand for zinc on the world market; 2. Rise in zinc prices on the London Metals Exchange; 3. Steady effective demand on the domestic market; 4. Decrease in level of investment.	1. Reduction in supplies of primary raw material; 2. Rise in prices for raw materials and energy.

2.4. Explanatory notes to the Company's financial results

Profit and Loss Statement

('000 rubles)

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
INCOME AND EXPENDITURE IN RESPECT OF PRIMARY OPERATIONS			
Revenues (net) from the sale of goods, production, work, services (not including value-added tax, excise and similar mandatory payments)	010	4 765 317	4 014 893
Including the sale of:			
Finished products and services on domestic market	011	3 634 756	3 134 826
Export of finished products, goods and services	012	1 032 799	852 851
Goods	013	97 762	27 216
Cost price of goods, production, work, services sold	020	(4 208 462)	(3 578 798)

Including the sale of: Finished products and services on domestic market Export of finished products, goods and services Goods	 021 022 023	 (3 053 274) (1 051 679) (103 509)	 (2 588 060) (963 286) (27 452)
Gross profit	**029**	**556 855**	**436 095**
Business expenses	030	(104 048)	(132 820)
Administrative expenses	040	-	-
Profit on sales (lines 010-020-030-040)	**050**	**452 807**	**303 275**
Interest due	060	24 276	7 992
Interest payable	070	(9 197)	(33 134)
Income from collaboration with other organizations	080	129	0,4
Other operating income	090	15 671	32 846
Other operating expenses	100	(86 161)	(115 800)
Non-operating income	120	43 676	73 649
Other operating expenses	130	(74 969)	(74 614)
Profit before tax (lines (050+060-070+080+090-100+120-130))	140	**366 232**	**194 214.4**
Deferred tax assets, including amortized loss for 2003 in 2004	141	(6 679)	(15 117)
Deferred tax obligations	142	3 348	(10 853)
Allocated funds, overheads for 2002, adjusted profit tax for 2001-2002	150	(4)	(12)
Current profit tax	151	(93 800)	(39 752)
Allocated funds	160	(876)	(1 658)
Net profit (loss) for the reporting period	**190**	**268 221**	**126 822.4**

The Profit and Loss Statement shows that revenues from the sale of product, which amounted to a total of 4,765,317,000 rubles in 2005 increased in comparison to 2004 (4,014,893,000 rubles) by 750,424,000 rubles, or 18.7%.

In 2005 output of zinc and zinc alloys amounted to 116,366 MT, a reduction of 23.4% over the previous year. However, because prices rose on the London Metals Exchange the plant's financial and economic figures were higher than in 2004.

Despite a fall in sales of zinc by 36,034 MT (25.5% of 2004 levels), the price of sold goods, production, work, and services increased in 2005 by 629,664,000 rubles, or 17.6%.

The primary cause for the rise in prices – and the increase in revenues from the sale of zinc – was the rise in zinc prices on the LME by 31.8% (the average annual price in 2004 was $1,047.80/MT, and in 2005 it was $1,381.6/MT). The price at which the Company purchases zinc concentrate is tied to the price of zinc on the LME for each MT of zinc contained in such concentrate. Because of a worldwide shortage of raw material the cost of zinc concentrate has grown to an even greater extent than for zinc metal, both on domestic and international markets. This has significantly reduced the higher revenues obtained from the rise in zinc prices.

One of the negative factors that has affected the economic efficiency of the plant is the continued strengthening of the ruble against the US dollar, given the sustained high rate of inflation. The average ruble/dollar exchange rate for 2005 was 28.29 rubles, which is lower than the average for 2004 by 1.8%. At the same time, prices for industrial products in Russia have risen by 13.4%. But despite these external difficulties, CZP was able to keep within most of its budgeted expenditures for 2005.

Given these circumstances, profit from sales amounted to 452,807,000,rubles in 2005 (303,275,000 rubles in 2004).

Gross pre-tax profit for 2005 amounted to a total of 366,232,000 rubles, which was an increase over the gross profit for 2004 (194,214,400 rubles) of 88.6% (due to a faster rate of growth of zinc prices over the growth in production and sales costs).

The net profit received by the plant was 268,221,000 rubles as of the end of 2005.

Taking into account the accumulated depreciation for the year amounting to 352,798,000 rubles, the plant had at its disposal equity funds of 621,019,000 rubles, which were disbursed in accordance with the budget adopted by the Board of Directors.

2.5. Taxation policy

Details of Company arrears in respect of payment of tax and other payments and levies

тыс. rubles

Item No.	Name	Accrued for the year	Paid for the year	Arrears
1	2	3	4	5
1.	Profit tax	93 780	93 780	-
2.	Property tax	62 908	62 908	-
3.	Land tax	20 270	20 270	-
4.	Environmental pollution payments	2 143	2 143	-
5.	Water payments	450.8	450.8	-
6.	Transport tax	262.3	262.3	-
7.	Value-added tax*	-	-	-
1	2	3	4	5
8.	Other taxes (advertising tax, securities income tax)	3.9	3.9	-

* The amount of value-added tax due for refund for 2005 exceeded the value-added tax payable.

Extra-budgetary funds:

'000 rubles

Item No.	Name	Accrued for the year	Paid for the year	Arrears
1	2	3	4	5
1.	Pension fund	40 510	40 580	-
2.	Mandatory health insurance fund	5 640	5 640	-
3.	Accident insurance	5 768	5 768	-
4.	Social insurance fund	6 420	6 420	

The Company had no arrears for the reporting year for payment of taxes, other payments or levies at all levels of government and for all extra-budgetary funds.

Details of violations in the calculation and payment of taxes, payments and levies, and in the financial statements

There were no violations in 2005 in the calculation and payment of taxes, payments and levies, and in the financial statements.

There were no administrative or economic sanctions imposed on the plant by any governmental authorities or courts in the course of the year.

2.6. Details of the Company's net assets

Million rubles

Item No.		Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
1	2	3	4	5	6
1.	Net assets	3 851.16	3 905.55	3 984.57	4 189.64
2.	Charter (equity) capital	0. 637	0. 637	0. 637	0. 637
3.	Reserve capital	0. 096	0. 096	0. 096	0, 096
4.	Ratio of net assets to charter capital (p.1/p.2)	6 047.7	6 133	6 257	6 577

5.	Ratio of net assets to the sum of charter capital and reserve fund (p.1/(p.2+p.3))	5 255.4	5 330	5 437	5 716

The Company's net assets as of January 1, 2006 amounted to 4,189,635,000 rubles This was an increase over the reporting period of 205,095,000 rubles, or 5.2 %.

2.7. Analytical indicators of profitability, financial stability, solvency, etc.

The balance of assets and obligations amounted to 5,354,117,000 rubles, which was an increase compared to 2004 of 495,775,000 rubles, or 10.2%, primarily as a result of an increase in current assets of 51.9% (in the item "Inventories" the indicator "Raw materials, materials and similar goods" grew by 659,633,000 rubles, or 239.1% as a result of an increased balance of zinc concentrate in stock and the rise in price thereof).

Financial stability is rated on the basis of the ratio between equity and debt: the proportion of net assets in Company assets (an indicator of the proportion of equity-funded assets):

Equity sources	4,189,600,000 rubles
Debt	1,164,500,000 rubles
Financial stability index	3.6

In Russia an index of 1.0 is considered the norm. In this case, the ratio of equity to debt for CZP is more than enough to ensure that any borrowed funds are repaid.

(For comparison: in 2004 this index for CZP amounted to 4.56)

The other principal indicator of the financial stability of a company is the equity index, which measures the ratio of borrowed capital to equity capital (this assesses how independent a company is). This indicator is used by creditors to assess potential losses and serves as a guarantee for any loan if a company does not have sufficient working capital.

$$\text{Equity index} = \frac{\text{Equity funds}}{\text{Total balance sheet}} = \frac{4{,}189.6}{5{,}354.1} = 0.78$$

The index K_c should be greater than or equal to 0.5.

(For comparison: in 2004 this index for CZP amounted to 0.82)

The level of efficiency of all of a company's property, or the period of full return on capital, is measured by the index total return on equity.

Gross profit	556,900,000 rubles
Average total balance for the year	5,106,200,000 rubles
Total return on equity	10.9 %

(For comparison: in 2004 the total return on equity amounted to 8.7 %)

A company's efficiency is also measured by the cost to revenue rate. This is a measure of the rate of return on the sale of product per unit cost for the company's principal operations.

Profit from the sale of production	452,800,000 rubles
Cost of production and sale	
Of commercial production	4,312,500,000 rubles
Cost to revenue rate	10.5 %.

(For comparison: in 2004 the cost to revenue rate amounted to 8.2 %)

These figures show that in 2005 the plant was operating profitably and making efficient use of property.

2.8. Distribution of Company profit at year end 2005

Expenditure item	Line Code	Funds ('000 rubles)
1	2	3
Profit for distribution		
Deductions to cover losses from the sale of slow-moving property		
Net profit	001	268 221
Non-expendable profit		
Deductions to reserve	002	-
Deductions to accumulation fund	003	254 810
Undistributed profit (lines 001-002-003-005-008-009-010-011)	004	
1	2	3
Expendable profit		
Deductions to consumption fund	005	13 411
including:		
- fees and reimbursement of the expenses of members of the Board of Directors incurred in carrying out their duties	006	Fees: 13 411 Reimbursement: As duties are undertaken
- fees and reimbursement of the expenses of members of the Audit Commission incurred in carrying out their duties	007	-
Deductions to social fund	008	-
Deductions to employee share fund	009	-
Deductions to fund for dividend payments on preferred shares	010	-
Profit allocated to payment of dividends on shares	011	-

In accordance with the Regulations of the Board of Directors of Chelyabinsk Zinc Plant members of the Board of Directors are entitled to a fee and reimbursement of expenses incurred in connection with their duties as members of the Board of Directors.

The fees paid to members of the Board of Directors amounted to 13,411,000 rubles.

Members of the Board of Directors are also reimbursed for any expenses incurred in connection with their duties as members of the Board of Directors.

3. RISKS ASSOCIATED WITH THE ACQUISITION OF ISSUED SECURITIES

3.1. Industry risks

The situation on the domestic market for zinc and zinc alloys is generally stable.

The main problem that exists now and is expected to continue for the next three years is a shortage of zinc concentrate sourced domestically (around 50,000 MT zinc equivalent). Zinc plants can make up the balance of raw material by importing, but the high costs of rail transportation make such purchases less than feasible.

Apart from the shortage of locally sourced zinc concentrates, an important factor that could have a bearing on the issuer's financial position is the rise in prices for raw materials, both on the domestic and international markets.

Prices for the plant's principal product (zinc metal) are in line with world prices. Around 90% of output, namely, zinc alloys, is sold to regular customers: Magnitogorsk Iron and Steel Works, Novolipetsk Steel, and Severstal.

3.2. Country and regional risks

In December 2005 international credit rating agency Standard&Poor's (S&P) announced it was raising Russia's sovereign rating one point to BBB. Russia's local currency debt was also raised one point to BBB+. The view is that this is a "stable" increase. S&P was the last agency to award Russia this rating. Fitch and Moody's awarded Russia this rating in August and September, respectively.

According to the press release issued by S&P this ratings increase is a reflection of the growing financial might of the government, brought about by unusually high oil prices and a successful strategy of repaying external debt. At the same time Russia's creditworthiness in the long term is linked to a changeover to clearer management and faster reform.

In 2005 Moody's Interfax Rating Agency raised the long term credit rating of Chelyabinsk Oblast on a national scale from A1 (rus) to Aa2 (rus); the short term credit rating was confirmed at RUS-1. These ratings reflect the high creditworthiness of the region compared to other Russian borrowers.

In a rating of preferred investment locations among Russian regions compiled by *Expert PA* magazine in November 2005, Chelyabinsk Oblast was assessed as having average potential and moderate risk. In a table showing the investment potential of Russia's regions Chelyabinsk Oblast was 12th.

According to the Russian Emergency Situations Ministry there is an extremely low probability of natural or man-made disasters in the region.

A material factor reducing risk is that the issuer's property is insured.

Thus, the probability of country or regional risks is minimal.

3.3. Financial risks

<u>Credit risk</u>

The financial assets that could potentially be subject to credit risk are primarily cash funds and equivalent, as well as accounts payable and accounts receivable in the Company's principal operations. Reserves are sufficient, and the Company is not under threat of material risk of losses.

Cash funds are held in financial institutions whose risk of insolvency at the time of depositing the funds has been deemed minimal.

<u>Risks associated with changes in foreign currency exchange rates</u>

The Company exports its production to Europe and has significant long term borrowings denominated in foreign currency, and is thus subject to risks associated with changes in foreign currency exchange rates. The Company does not officially undertake any hedging of currency risks, but is nevertheless protected from such risks by the fact that foreign currency revenues are used to offset loan debt denominated in foreign currency.

<u>Interest risk</u>

The Company has no material assets that earn income from variable interest rates.

3.4. Legal risks

General legal risks include weaknesses in Russian legislation in relation to attracting foreign investments, and a low level of legal culture and discipline, leading to a variety of legal interpretations of the wording of documents which, in turn, gives rise to more bureaucratic red tape. Legal risks may arise as a result of changes in governmental regulation of taxes, currency and customs legislation, and changes in requirements.

Since the issuer engages in import and export activity, there is a risk of the tightening of financial or currency control in the area of the mandatory conversion of export earnings and refund of income.

At present the legal risks (in connection with changes to existing tax legislation, currency regulation, and customs rules and duties) that could have a material effect on the issuer's economic results are low.

3.5. Risks in connection with the Company's operations

Current lawsuits are not material and the risks associated with such are therefore minimal.

The risk associated with possible failure to extend the issuer's license to engage in its principal operations is minimal: the license is current until March 23, 2010.

Should a subsidiary become insolvent (bankrupt) through the fault of the issuer, the latter bears subsidiary liability for its debts in accordance with Russian law.

The risk associated with the possible loss of customers whose share in turnover is at least 10 percent of total revenues from the sale of the issuer's production (work, services) is minimal.

4. COMPANY SOCIAL POLICY

An important area in the Company's development is the observance of standards of social responsibility and partnership between business, employees and society. Company management believes that the plant's primary capital is its employees. CZP management defines the concept of social responsibility as more than simply finding a way to support and maintain HR potential; it also means devising a comfortable work environment and providing compensation for working conditions. Social policy is aimed at attracting qualified personnel, reducing staff turnover and strengthening corporate team spirit.

The Chelyabinsk Zinc Plant is one of the few companies where average salaries – including blue collar wages – always were and continue to be among the highest for a manufacturing enterprise in the region. In 2005 wages and salaries at CZP rose by an average of 14% for the year.

The second, equally important element of the plant's social policy is the provision of an appropriate employee "social package", providing employee incentives in additional to a wage.

The social package available to a CZP employee is considerably wider than that called for under Russian law. The conditions can be divided into three sections. The first section is the basic social package:

- deductions to the Pension Fund,
- mandatory social and health insurance,
- paid basic and additional leave,
- payment for overtime and on holidays, etc.

This section also includes an annual medical check up for employees exposed to harmful working conditions, as well as free specially prepared meals. In 2005 the budget allocation for the above expenditures amounted to 86,170,000 rubles

The second section contains a set of social guarantees established under the Collective Bargaining Agreement. This includes a separation allowance upon termination of employment, material assistance, a child allowance for mothers payable until the child turns three years of age, social leave, and long service allowance for conscientious work. The plant also has a program of assistance for large families (three or more children under the age of 18). In 2005 the total amount allocated to implementing the social guarantees provided for in the Collective Bargaining Agreement was 4,413,000 rubles.

The third section, which is not governed by any laws or agreements but is grounded purely in good faith and the initiative of shareholders and plant management, is aimed at creating a corporate culture and integrating the interests of employees and the plant. In 2005, as in previous years, all employees were provided with free meals.

Corporate social functions play an important part in the lives of CZP employees. 2005 was packed full of such functions, with the plant celebrating its 70th anniversary as well as the 60th anniversary of victory in the Great Patriotic War of 1941-1945.

An important area of plant management's social initiatives is the annual corporate professional skills competition. Its main purpose is to raise the image of skilled labor professions, provide incentives to improving the quality and professionalism of plant workers, and to develop a corporate culture.

The 70th anniversary celebrations at the Chelyabinsk Zinc Plant included a competition for the Best Skilled Workers. All of the plant's departments (work crews) participated in the first round. The competition winners were automatically entered in the regional skilled worker competition called "Urals Artisan" and the corporate competition for enterprises within the ChTPZ Group called "Golden Fund".

In 2004 plant management decided to create a corporate private pension scheme for employees with the aim of providing an incentive for long term employment at the plant and ensuring a dignified standard of living for employees after retirement. The plant selected Social Protection for the Aged – the largest private pension fund in the Urals region – as its partner. By the end of 2005 more than 50% of plant employees had become contributors to this program.

A voluntary health insurance program has been in place at the Company for four years now. The main elements of this program in 2005 were:
- preventive medicine;
- women's health;
- sanatorium and spa treatments;
- dental health;
- group therapy for chronic ailments;
- emergency medical care and complex treatment.

On October 13, 2005 the newly refurbished and modernized plant health center was officially opened: this was essentially a new medical facility on the grounds of the plant, equipped with the newest technology.

A special area of focus for Company management has been assistance to pensioners who are former employees of the plant. Cash funds were allocated to quarterly and lump-sum payments to pensioners, the provision of medicines free of charge, and the provision of free treatment at sanatoriums and spas.

The plant is serious about sport and fitness. At the annual plant sports carnival 15 events took place over 7 sports.

In 2005 a total of 35,335,000 rubles was allocated to social programs in this section.

The effectiveness of the social programs implemented at CZP can be seen from impartial economic indicators. One of the most obvious indicators is labor productivity, one for which the Chelyabinsk Zinc Plant has always been one of the leaders in the ferrous and non-ferrous metals industry. In 2005 labor productivity at CZP increased by 21% and amounted to 3 million rubles per man per year.

5. ENVIRONMENTAL PROTECTION, OCCUPATIONAL HEALTH AND SAFETY

In 2005 CZP was in compliance with all standards established by the Chelyabinsk Board for Technological and Environmental Supervision (Rostekhnadzor) for waste disposal, air pollution and water pollution discharge into the Miass River.

There were no payments charged for excess air pollution and water pollution discharge of hazardous substances into the Miass River. No fines were imposed for exceeding established pollution limits.

CZP has its own certified environmental monitoring laboratory. All pollution sources and waste treatment outlets have sampling devices and are monitored around the clock.

An incentive system is in place that was developed to link staff and management bonuses to compliance with environmental protection standards.

In 2005 23,144,000 rubles were allocated to occupational safety.

Medical check ups were carried out on 100% of staff employed in hazardous work environments. No occupational illnesses were diagnosed. Total absenteeism fell by 13.9% compared to 2004.

In 2005 the Chelyabinsk Zinc Plant continued the implementation of a program aimed at developing and putting into place a system of environmental protection management to international standards.

The plant expects to receive the environmental management standard ISO 14001:2004 certification.

6. PRIORITY AREAS OF COMPANY OPERATIONS AND PROSPECTS FOR DEVELOPMENT

6.1. Report on Actions Aimed at Priority Areas of the Operations of CZP for 2005

Item	Actions	Result
1	2	3
1	Implementation of the Quality Management System under international standard ISO-9000	The Quality Management System was implemented at the plant and found to be working to a satisfactory standard as verified by certification awarded in April 2005 by certification authority TUV CERT of the technical supervision agency TUV NORD CERT GmbH & Co. KG
1	2	3
2	Exploration of potential zinc deposits, as well as possible sources of alternative or secondary raw materials, with development of the rel ГОК evant business projects aimed at providing for optimum capacity	Under the Raw Materials program the overall reserves of extractable zinc ore at existing processing complexes and potential deposits were evaluated. Alternative sources of raw materials (tailings from the metals, metal processing and chemical sectors of the industry, oxidized zinc ore) were reviewed to see if they could provide additional zinc output
3	Increase in the effectiveness of environmental protection management and development of actions in preparation for ISO certification	The operations of CZP in respect of environmental protection were verified against the requirements of the environmental management standard ISO 14001:2004.

		Administrative and technical tasks have been developed and are being carried out to remedy any breaches identified in the course of the audit. Draft documents have been drawn up for the implementation of ISO 14001-2004
4	Minimization of production costs with the development of new technologies and processes and changeover to purchasing power on the wholesale market	A power metering system was put in place in compliance with the requirements of the Federal Wholesale Market allowing a reduction in expenditures for electrical power consumed

To maintain the image of CZP as a company striving to meet the standards of a World Class Company, and for purposes of representing the Russian zinc industry plant employees took part in:

- Russian trade fairs: METALEXPO;
- Seminars and meetings of international organizations: International Zinc Association-Europe, American Zinc Association.

6.2. Action Plan for Priority Areas of the Operations of CZP for 2006

№	Actions	Rationale
1	Implementation of the Environmental Management System and creation of an integrated quality management system in compliance with MS ISO 9001:2000 and MS ISO 14001:2000	To increase the efficiency of environmental safety management procedures with the aim of reducing the adverse impact of production on nature and natural resources and increasing competitiveness on domestic and international markets
2	Certification of the power metering system with the Federal Wholesale Electrical Power Market	To reduce financial expenditures on power consumption
3	Refurbishment of the plant based on the construction of a modern, state-of-the-art 5th Waelz kiln system for recycling alternative sources of raw material containing zinc	To increase commercial output
4.	Participation in Russian and international seminars and trade fairs	To maintain the image and represent the interests of CZP

The plant's projected development plans include continuing improvements in production processes and product quality, and expanding the range and increasing the competitiveness of commercial production by creating new zinc alloys.

7. THE SYSTEM OF CORPORATE GOVERNANCE

Recognizing the importance of corporate governance standards in achieving mutual understanding with all parties having an interest in Company operations – shareholders, customers, Company employees, investors and financial institutions – the Board of Directors of Chelyabinsk Zinc Plant followed the major principles of the Corporate

Governance Code adopted at the meeting of the Government of the Russian Federation in April 2002.

Throughout 2005 the Board of Directors of CZP adhered to the following fundamental principles of corporate governance:

- Acknowledgement and protection of the rights of shareholders;
- Equal treatment of shareholders;
- Timely and accurate disclosure of information on all material issues concerning the Company;
- Acknowledgement of the rights of interested parties provided for under the law;
- Encouragement of active cooperation between the Company and interested parties in maintaining the financial stability and development of the Company and in creating employment;
- Effective supervision of Company management on the part of the Board of Directors;
- Accountability of the Management Board to the Board of Directors and shareholders.

Shareholders received full and timely information on the date, venue and agenda for the meeting. Shareholders were given the opportunity to propose items for discussion at the meeting and to ask questions of the members of the Board of Directors. Shareholders had the opportunity to vote in the meeting or by absentee ballot on each item of the agenda.

With a view to increasing the transparency and investment potential of CZP, the plant's financial statements for 2005 were prepared to international and to Russian standards. The audit was performed by leading international auditors PricewaterhouseCoopers Audit.

The high standard of management culture and the plant's financial and economic status were acknowledged by European financial institutions in the impeccable operation by CZP of its long term loan from the European Bank for Reconstruction and Development.

The decades-long business reputation of the Chelyabinsk Zinc Plant ensured once again that it could count among its customers such giants of the Russian metals industry as Magnitogorsk Iron and Steel Works, Novolipetsk Steel, Severstal, and others.

8. CORPORATE ACTIONS

8.1. Charter Capital as of January 1, 2006 amounted to 636,796 rubles.

Item No.	Type of security	Outstanding shares		Including	
		Number	Amount at par value (rubles	Fully paid (number)	Partially paid at par value (rubles)
1	2	3	4	5	6
1.	Ordinary shares	636,796	636,796	636,796	-
1.1.	Including those on the balance sheet	636,796	636,796	636,796	-

There were no shares that were not fully paid up. Charter capital has been paid up in full.

8.2. Details of income on Company securities

Pursuant to the resolution adopted at the annual general shareholders' meeting on April 21, 2005 no income was paid on securities in the reporting period.

8.3. Information on extraordinary general shareholders' meetings for the reporting period

On April 8, 2005 the Board of Directors of Chelyabinsk Zinc Plant adopted a decision to hold an extraordinary general shareholders' meeting of CZP on May 13, 2005 with the following agenda: "Approval of interested party transaction involving property with a value of more than 2% of the net asset value of the Chelyabinsk Zinc Plant, in accordance with Articles 81 and 83 of the Federal Law on Joint-Stock Companies.

Further to the letter from CZP, Ref No. 19-01-30 of April 12, 2005, to the Registration Commission containing a request to omit from the vote tally the votes belonging to shareholder NF Holdings B.V. (because it was an interested party in the transaction), NF Holdings B.V. was deleted from the List of Persons entitled to take part in voting on the Agenda item together with votes amounting to 87.12% of all Company voting shares.

The number of voting shares held by persons registered for participation in the extraordinary general shareholders' meeting amounted to 9.78% of the total number of voting shares of all shareholders who were not interested parties.

A quorum for the meeting was not constituted. The extraordinary general shareholders' meeting was deemed invalid.

8.4. Board of Directors

On April 21, 2005 at the annual general shareholders' meeting a Board of Directors was elected as follows:

Chairman of the Board of Directors: **Alexander A. Fedorov**

<u>Members of the Board of Directors:</u>

1. Boris D. Birman, born 1959, higher education.

Positions held over the past 5 years:
Period: ***1998 - present***
Organization: ***CZP***
Position: ***Financial Director***

Equity interest in issuer: ***no equity***

2. Berislav Galovich, born 1952, higher education.

Positions held over the past 5 years:

Period: ***1998 - 2002***
Organization: ***Euromin S.A.***
Position: ***Head of Ural regional office***

Period: ***2002 - 2003***
Organization: ***CZP***
Position: ***Employee of Moscow representative office of CZP***

Period: ***2003 - present***
Organization: ***CZP***
Position: ***Commercial Director of CZP***

Equity interest in issuer: ***no equity***

3. Vsevolod V. Geikhman, born 1946, higher education.

Positions held over the past 5 years:
Period: ***1998 - present***
Organization: ***CZP***
Position: ***CEO***

Equity interest in issuer: ***no equity***

4. Alexander V. Zatonsky, born 1966, higher education.

Positions held over the past 5 years:

Period: ***1999 - 2003***
Organization: ***CZP***
Position: ***Head of zinc electrolysis facility***

Period: ***2003 - present***
Organization: ***CZP***
Position: ***Director for Production***

Equity interest in issuer: ***no equity***

5. Leonid A. Kazanbaev, born 1946, post-tertiary professional education (Ph.D in Technical Sciences).

Positions held over the past 5 years:

Period: ***1998 - present***
Organization: ***CZP***
Position: ***Technical Director***

Equity interest in issuer: ***no equity***

6. Andrey I. Komarov, born 1966, higher education.

Positions held over the past 5 years:

Period: ***2000 - 2003***
Organization: ***ChTPZ***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - 2004***
Organization: ***ChTPZ Group***
Position: ***Chairman of the Board of Directors***

Period: ***September 21, 2005 – resigned from the Board of Directors following election as Representative of the legislative body (parliament) of Chelyabinsk Oblast in the Federation Council of the Federal Assembly (parliament) of the Russian Federation.***

Equity interest in issuer: ***no equity***

7. Sergey N. Manuilov, born 1962, higher education.

Positions held over the past 5 years:

Period: ***1999 - 2003***
Organization: ***Chelyabinsk regional department of the Federal Commission for Securities Markets of Russia***
Position: ***Chairman***

Period: ***2003 – 2004***
Organization: ***Chelyabinsk regional administration***
Position: ***Assistant to the Head of Chelyabinsk government on property matters***

Period: ***2004 – 2005***
Organization: ***Chelyabinsk regional administration***
Position: ***First deputy chairman of the Committee for property management and land affairs of Chelyabinsk***

Period: ***2005 – present***

Organization: ***Chelyabinsk regional administration***
Position: ***Chairman of the Committee for property management and land affairs of Chelyabinsk***

Equity interest in issuer: ***no equity***

8. Sergey I. Moiseev, born 1970, post-tertiary professional education.

Positions held over the past 5 years:

Period: ***2000 – 2002***
Organization: ***RS Financial (Vienna, Austria)***
Position: ***Managing Director***

Period: ***2002 – 2003***
Organization: ***Integrated Pipe Mills***
Position: ***Director for capital management, adviser to the Chairman of the Board of Directors***

Period: ***January 2003 – October 2003***
Organization: ***ChTPZ Group***
Position: ***Deputy General Director for Finance and Strategic Development***

Period: ***October 2003 – June 2005***
Organization: ***ChTPZ Group***
Position: ***Deputy General Director for Finance and Economics***

Period: ***July 2005 – present***
Organization: ***Branch of OOO ARKLEY CAPITAL (Luxembourg)***
Position: ***Director***

Equity interest in issuer: ***no equity***

9. Alexander A. Fedorov, born 1952, higher education.

Positions held over the past 5 years:
Period: ***1998 - 2003***
Organization: ***ChTPZ***
Position: ***CEO***

Period: ***2003 – present***
Position: ***Chairman of the Board of Directors of ChTPZ, Chairman of the Board of Directors of CZP***

Equity interest in issuer: ***no equity***

10. Radik V. Sharifzyanov, born 1978, higher education.

Positions held over the past 5 years:

Period: ***2000 - 2001***
Organization: ***South Urals State University***
Position: ***Student***

Period: ***2001 – 2003***
Organization: ***OOO Planeta Group***
Position: ***Assistant legal counsel***

Period: ***2003 – 2004***
Organization: ***Russian Railways***
Position: ***Assistant in the secretariat of the Board of Directors of JSC Russian Railways***

Period: ***2004 – present***
Organization: ***Russian Railways***
Position: ***Assistant to the President of Russian Railways***

Equity interest in issuer: ***no equity***

11. Alexei V. Shilov, born 1969, higher education.

Positions held over the past 5 years:

Period: ***2000 – 2001***
Organization: ***Department of records, reporting and review of tax receipts of the Ministry of Taxes and Levies of Russia***
Position: ***Chief specialist, consultant***

Period: ***2001 – 2002***
Organization: ***Rospirtprom (Moscow)***
Position: ***Deputy General Director for Taxation and Banking***

Period: ***2002 – 2003***
Organization: ***Civil Airports (Aerodromes) Administration (Moscow)***
Position: ***Deputy General Director***

Period: ***2003 – 2004***
Organization: ***Russian Railways***
Position: ***Head of secretariat of the Board of Directors of JSC Russian Railways***

Period: ***2005 – present***
Organization: ***LT Group***
Position: ***member of the Board of Directors***

Equity interest in issuer: ***no equity***

8.5. Executive bodies

CEO – General Director (sole executive body) :

Vsevolod V. Geikhman

Membership of the Management Board (collective executive body) elected by the meeting of the Board of Directors on Aril 21, 2005:

1. Vsevolod V. Geikhman, born 1946, higher education.

Positions held over the past 5 years:
Period: ***1998 - present***
Organization: ***CZP***
Position: ***CEO***

Equity interest in issuer: ***no equity***

2. Leonid A. Kazanbaev, born 1946, post-tertiary professional education (Ph.D in Technical Sciences).

Positions held over the past 5 years:

Period: ***1998 - present***
Organization: ***CZP***
Position: ***Technical Director***

Equity interest in issuer: ***no equity***

3. Pyotr V. Kondakov, born 1955, higher education.

Positions held over the past 5 years:

Period: ***1999 - present***
Organization: ***CZP***
Position: ***Deputy Commercial Director***

Equity interest in issuer: ***no equity***

4. Vasily V. Krokhalev-Lyalin, born 1956, higher education.

Positions held over the past 5 years:

Period: ***1995 - present***

Organization: ***CZP***
Position: ***Chief Accountant***

Equity interest in issuer: ***no equity***

i. ***5. Nella I. Sukhanova***, born 1949, higher education.

Positions held over the past 5 years:

Period: ***1999 - present***
Organization: ***CZP***
Position: ***Head of Economic Planning Department***

Equity interest in issuer: ***no equity***

6. Pavel A. Ryzhiy, born 1959, higher education.

Positions held over the past 5 years:

Period: ***1998 - 2002***
Organization: ***Otel JV***
Position: ***General Director***

Period: ***2002 – present***
Organization: ***CZP***
Position: ***Director for Human Resources***

Equity interest in issuer: ***no equity***

8.6. Audit Commission

Membership of the Audit Commission elected at the annual general shareholders' meeting on Aril 21, 2005:

1. ***Yuri V. Reshetnikov*** – Deputy technical director of CZP for refurbishment;
2. ***Lyubov A. Arnold*** – Deputy Director of Soc-Service;
3. ***Valentin M. Chmyr*** – General Director of Radikal.

8.7. Details of subsidiaries and dependent companies, and participation of the Company in other legal entities

Name	Registered address	Participation interest of Company in equity of legal entity, %
1	2	3
Limited Liability Company Soc-Service	Sverdlovsky Trakt, 24, Chelyabinsk, 454106	100
Closed Joint-Stock Company Polycom	Sverdlovsky Trakt, 24, Chelyabinsk, 454106	35. 4
Limited Liability Company RSO	Sverdlovsky Trakt, 24, Chelyabinsk, 454106	21. 7

END